

Mail Stop 3561

June 2, 2016

Brian Davidson
Chief Executive Officer
Epic Stores Corp.
20805 North 19th Avenue, #2
Phoenix, AZ, 85027

> **Re:** **Epic Stores Corp.**
> **Amendment No. 1 Registration Statement on Form S-1**
> **Filed May 13, 2016**
> **File No. 333-210712**

Dear Mr. Davidson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated May 3, 2016. As previously requested, please also address in your analysis of whether the subject transaction is appropriately characterized as a secondary offering under Rule 415 the following factors: (i) the significant discount at which the notes convert, (ii) the recency of some of the financings, (iii) the use of the proceeds of the ZSL Note, and (iv) the ability of the company to repay the selling stockholders.

2. We note your response to comment 4 in our letter dated May 3, 2016, including the statement that no financings other than the Old Main financing "are currently convertible." Please disclose when the ZSL Note is convertible. If it is immediately convertible, please include the ZSL Note in the table on page 8.

<u>Certain Relationships and Related Party Transactions, page 80</u>

3. We note that you have sold 1,000,000 shares to Connor Clay, and that Scott Clay exercises investment, voting and dispositive power over the shares owned by Clay Land, LLC, which owns 9.2% of your common stock. Please tell us whether Connor Clay and Scott Clay are related to each other and, if so, what consideration you gave to disclosing the sale of shares to Connor Clay pursuant to Item 404 of Regulation S-K and/or disclosing that the shares held by Connor Clay are controlled by Scott Clay.

4. We note that you entered into an amended note purchase agreement with Epic Store Funding Corp. We further note that Mark O'Donoghue executed the agreement on behalf of Epic Store Funding Corp. As it appears that Mr. O'Donoghue is a business associate of Scott Clay, as they are or were principals of Azcan RPG Corp., please tell us what consideration you gave to disclosing this transaction pursuant to Item 404 of Regulation S-K.

<u>Financial Statements of our company for the years ended December 31, 2015 and 2014, page 30</u>

5. The financial statements included in your registration statement are as of a date that is greater than 135 days before your expected effective date. Please revise your registration statement to include the March 31, 2016 interim financial information to comply with Rule 3-12(a) of Regulation S-X.

You may contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products